FEDERATED FIXED INCOME SECURITIES, INC.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED FIXED INCOME SECURITIES, INC. (“Registrant”)
Federated Strategic Income Fund (“Fund”)
1933 Act File No. 33-43472
1940 Act File No. 811-6447

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 53 submitted via EDGAR on December 2, 2009.

GLOBAL COMMENTS – THE FUNDS

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

FEDERATED STRATEGIC INCOME FUND

The following responses all relate to your comments regarding “What are the Fund’s Main Investment Strategies?”

1.  In accordance with your comments to i) refer to non-investment grade as “junk bonds” and ii) to refer to the quality of the foreign securities, the Fund will add the following underlined disclosure to the first sentence:

“The Fund allocates the portfolio among three categories of fixed-income securities: domestic investment-grade (including U.S. government, mortgage- backed and corporate), domestic noninvestment-grade corporate (also known as junk bonds) and foreign investment and noninvestment-grade (including corporate and government).”

2. In accordance with your comment to tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (Risks of Investing in Derivative Contracts and Hybrid Instruments) the Fund will add the following underlined disclosure to the last sentence in the first paragraph:

“The Fund may also invest in derivative contracts or hybrid instruments (such as, for example, futures contracts, option contracts and swap contracts) to implement its investment strategies as more fully described in the Prospectus.”

3. In accordance with your comment to discuss the maturity of the bonds that the fund invests in the Fund will add the following underlined disclosure as the last sentence in the first paragraph:  “The Adviser does not target an average maturity for the Fund’s portfolio and may invest in bonds of any maturity.”

If you have any questions, please do not hesitate to contact me at (412) 288-5741.

Very truly yours,

/s/ Kimberly R. Lieb
Kimberly R. Lieb
Paralegal